Exhibit 10.2

April 18, 2008

Charles R. Carelli, Jr.

Senior Vice President, Chief Financial Officer,

Treasurer and Secretary

EXACT Sciences Corporation

100 Campus Drive

Marlborough, MA  01752

Re:  Employee Retention Agreement

Dear Mr. Carelli:

This letter agreement (the “Agreement”) amends and restates the terms of the Employee Retention Agreement dated as of October 23, 2006, by and between EXACT Sciences Corporation, a Delaware corporation (“EXACT” or the “Company”), and you as set forth below.  This Agreement will confirm the terms of certain payments and benefits due to you by the Company in the event your employment is terminated pursuant to Section 1 herein and with respect to the occurrence of a Business Event (as defined below).

1.   Subject to the conditions set forth below, you will be entitled to receive Severance Benefits (as set forth below in Section 2) equal to your base salary at the time of your termination of employment payable for a period of:

(i) fifteen (15) months upon the termination of your employment by the Company for any reason other than Cause (as defined below) before the occurrence of a Business Event (as defined below), or

(ii) fifteen (15) months following the occurrence of any one of the events set forth in (A), (B) or (C) below within two (2) years following the closing of (x) the sale by the Company of all or substantially all of its assets, (y) the merger or consolidation of the Company (or an affiliate of the Company) with or into another entity in a transaction where the shares of the Company’s capital stock outstanding immediately prior to the closing of such merger or consolidation represent or are converted into or exchanged for shares that represent less than a majority of the shares of capital stock of the resulting or surviving entity outstanding immediately after the closing of such merger or consolidation, or (z) the acquisition by a person or group of persons (within the meaning of Section 13 of the Securities Exchange Act of 1934, as amended), directly or indirectly, of a majority of the capital stock of the Company, by way of tender or exchange offer, negotiated purchase or any other means (each of the foregoing being referred to as “Business Event”):

(A)  the termination of your employment by the Company for any reason other than Cause; or

(B) you suffer a material diminution in job responsibility or a material reduction in base compensation; or

(C) the Company moves your place of employment more than 35 miles from the Company’s current office location in Marlborough, Massachusetts.

Notwithstanding anything to the contrary contained in this Paragraph 1, the issuance by the Company of its capital stock in an equity financing, either in a private or public transaction, shall not constitute a Business Event.  For purposes of this Agreement, the following shall constitute “Cause” for such termination: (i) any act, whether or not involving you or any affiliate, of fraud or gross misconduct, the latter of which shall be considered to include any act of a sexual nature that would be expected to be offensive to a reasonable employee; (ii) dishonest statements or acts of by you with respect to EXACT or any affiliate of EXACT; (iii) the commission by you of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iv) gross negligence, willful misconduct or insubordination by you with respect to EXACT or any affiliate of EXACT; or (v) a breach by you of any of your obligations under any nondisclosure or noncompetition agreement with EXACT or an affiliate of EXACT.

In connection with the termination of your employment pursuant to clauses (B) and (C) above (a “Good Reason Event”), you must comply with the “Good Reason Process” in order to be eligible to receive Severance Benefits under this Agreement.  The “Good Reason Process” shall mean (i) you reasonably determine in good faith that a Good Reason Event has occurred; (ii) you notify the Company in writing of the occurrence of such Good Reason Event within 60 days of its occurrence; (iii) you cooperate in good faith with the Company’s efforts, for a period of 30 days following such notice (the “Cure Period”), to remedy the Good Reason Event; (iv) notwithstanding such efforts, the Good Reason Event continues to exist; and (v) you terminate your employment as a result of such Good Reason Event within 60 days after the end of the Cure Period.  If the Company cures such Good Reason Event during the Cure Period, the Good Reason Event shall be deemed not to have occurred.

2. The “Severance Benefits” will be payable in the form of salary continuation for the applicable period set forth in Section 1(i) or (ii) above, and will include continuation of group health plan benefits at the Company’s expense to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”) for the period of time set forth in Section 1(i) or (ii) above.

The Severance Benefits payable under Section 1(i) will be paid in accordance with EXACT’s then existing payroll practices as such practices may be established or modified from time to time and shall be subject to applicable federal, state and local withholding and payroll taxes. You will only be entitled to Severance Benefits upon the occurrence of the events specified in Section 1 of this Agreement.  Solely for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), each installment of the Severance Benefits is considered a separate payment. You will not be entitled to any Severance Benefits or other benefits if you voluntarily resign from EXACT (other than pursuant to Section 1(ii)(B) or (C)) or if your employment is terminated by EXACT for Cause.

3. Acceleration of Equity Awards and Exercisability

(i) If you are entitled to receive Severance Benefits pursuant to Section 1(i) of this Agreement, then notwithstanding anything to the contrary in any applicable option agreement or stock-based award agreement, all unvested stock options and other unvested stock-based awards held by you that by their original terms would become exercisable within nine (9) months following your date of termination by the Company shall immediately accelerate and become fully exercisable or nonforfeitable as of your date of termination by the Company.  You shall also be entitled to any other rights and benefits with respect to stock related awards, to the extent and upon the terms provided in the employee stock option or incentive plan or any agreement or other instrument attendant thereto pursuant to which such options or awards were granted.

(ii) Notwithstanding anything to the contrary in any applicable option agreement or stock-based award agreement, upon the closing of a Business Event, 50% of all unvested stock options and other stock-based awards held by you shall immediately accelerate and become fully exercisable or nonforfeitable as of your date of termination by the Company.  For the avoidance of doubt, the acceleration of exercisability or nonforfeitability of your options and other stock-based awards shall relate to the last portion of your stock options or stock-based awards that are scheduled to be exercisable or nonforfeitable.  You shall also be entitled to any other rights and benefits with respect to stock related awards, to the extent and upon the terms provided in the employee stock option or incentive plan or any agreement or other instrument attendant thereto pursuant to which such options or awards were granted.

(iii) If you are entitled to receive Severance Benefits pursuant to Section 1(ii) of this Agreement, then notwithstanding anything to the contrary in any applicable option agreement or stock-based award agreement, all unvested stock options and other stock-based awards held by you shall immediately accelerate and become fully exercisable or nonforfeitable as of your date of termination by the Company.  You shall also be entitled to any other rights and benefits with respect to stock related awards, to the extent and upon the terms provided in the employee stock option or incentive plan or any agreement or other instrument attendant thereto pursuant to which such options or awards were granted.

(iv) If you are entitled to receive Severance Benefits pursuant to Section 1(i) or (ii) of this Agreement, then notwithstanding any contrary provisions that may be contained in either the Company’s 2000 Stock Option and Incentive Plan (the “2000 Plan”) or in any applicable option agreement, you may exercise any stock options in which you are vested as of your date of termination by the Company (including any stock options that vest pursuant to this Section 3) until the date which is two (2) years after such date of termination (but not in any event later than the respective expiration dates of such options).

4. You shall be entitled to a retention bonus in an amount equal to your then-current annual base salary to be paid in a lump sum at the closing of a Business Event or Approved Transaction after the date of this Agreement.  For purposes of this Section 4, the term “Approved Transaction” shall mean a material transaction entered into with one or more persons in lieu of a Business Event, which is approved by the Board of Directors of EXACT and determined prior to the consummation thereof to constitute a Approved Transaction for purposes of this Agreement by the Board of Directors of EXACT.

5. Tax Gross-up for Excise Taxes

(i) Anything in this Agreement or in the 2000 Plan to the contrary notwithstanding, in the event it shall be determined that any compensation, payment or distribution by the Company to you or for your benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the “Severance Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, or any interest or penalties are incurred by you with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then you shall be entitled to receive an additional payment (a “Gross-Up Payment”) such that the net amount retained by you, after deduction of any Excise Tax on the Severance Payments, any federal, state, and local income tax, employment tax and Excise Tax upon the payment provided by this Section 5(i), and any interest and/or penalties assessed with respect to such Excise Tax, shall be equal to the Severance Payments.

(ii) Subject to the provisions of Section 5(iii) below, all determinations required to be made under this Section 5(ii), including whether a Gross-Up Payment is required and the amount of such Gross-Up Payment, shall be made by a nationally recognized accounting firm selected and paid for by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and you within 15 business days of your date of termination of service with the Company, or at such earlier time as is reasonably requested by the Company or you.  For purposes of determining the amount of the Gross-Up Payment, you shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the Gross-Up Payment is to be made, and state and local income taxes at the highest marginal rates of individual taxation in the state and locality of your residence on your date of termination of service with the Company, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.  The initial Gross-Up Payment, if any, as determined pursuant to this Section 5(ii), shall be paid to the relevant tax authorities as withholding taxes on your behalf at such time or times when each Excise Tax payment is due.  Any determination by the Accounting Firm shall be binding upon the Company and you.  As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (an “Underpayment”).  In the event that the Company exhausts its remedies pursuant to Section 5(iii) below and you thereafter are required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred, consistent with the calculations required to be made hereunder, and any such Underpayment, and any interest and penalties imposed on the Underpayment and required to be paid by you in connection with the proceedings described in Section 5(iii) below, shall be promptly paid by the Company to the relevant tax authorities as withholding taxes on your behalf.

(iii) You shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-up Payment.  Such notification shall be given as soon as practicable but no later than ten business days after you know of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid.  You shall not pay such claim prior to the expiration of the 30-day period following the date on which you give such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due).  If the Company notifies you in writing prior to the expiration of such period that it desires to contest such claim, provided that the Company has set aside adequate reserves to cover the Underpayment and any interest and penalties thereon that may accrue, you shall:

(A) give the Company any information reasonably requested by the Company relating to such claim,

(B) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney selected by the Company,

(C) cooperate with the Company in good faith in order to effectively contest such claim, and

(D) permit the Company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold you harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses.  Without limitation on the foregoing provisions of this Section 5(iii), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct you to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs you to pay such claim and sue for a refund, the Company shall advance the amount of such payment to you on an interest-free basis (to the extent not prohibited by applicable law) and shall indemnify and hold you harmless, on an after-tax basis, from any Excise Tax or income tax, including interest or penalties with respect thereto, imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for your taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount.  Furthermore, the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and you shall be entitled to settle or contest, as the case may be, any other issues raised by the Internal Revenue Service or any other taxing authority.

(iv) If, after a Gross-Up Payment by the Company on your behalf pursuant to this Section 5, you become entitled to receive any refund with respect to such claim, you shall (subject to the Company’s complying with the requirements of Section 5(iii) above) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto).  If, after a Gross-Up Payment by the Company on your behalf pursuant to this Section 5, a determination is made that you shall not be entitled to any refund with respect to such claim and the Company does not notify you in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

6. Anything in this Agreement to the contrary notwithstanding, if at the time of your separation from service within the meaning of Section 409A of the Code (“Separation from

Service”), the Company determines that you are a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, and any payment payable under this Agreement would be considered deferred compensation subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, then no such payments shall be payable prior to the date that is the earlier of (A) six months and one day after your Separation from Service, or (B) your death, and the initial payment thereof following such period shall include a lump sum “catch-up” payment equal to those payments that would otherwise have been paid during the six-month period, but for the application of this provision, plus interest at an annual rate equal to the applicable federal short term rate published by the Internal Revenue Service for the month in which the Separation from Service occurs, from such date of Separation from Service until payment.  Any subsequent installment payments shall be made in accordance with Section 2 above.  The parties intend that this Agreement will be administered in accordance with Section 409A of the Code.  The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

7. Prior to, and as a condition of, receiving the Severance Benefits set forth in this Agreement, you agree to sign a full and comprehensive release as set forth on Exhibit A hereto no later than 45 days after your termination of employment. EXACT shall have no obligation to pay you any Severance Benefits unless and until it receives this release executed by you and all statutory waiting periods have expired.

8. If you materially breach your obligations under any agreement entered into between you and EXACT or an affiliate of EXACT, including, without limitation, any non-disclosure or non-competition agreement, the Company may immediately cease payment of all Severance Benefits set forth in this Agreement or, if any such payments have been made, EXACT shall be entitled to recover from you any amounts already paid under this Agreement in addition to any and all of its remedies under law arising of such breach.  Prior to the cessation or recovery of any Severance Benefits under this Agreement, the Company shall provide you with written notice and a description of the details of any such alleged breach.  The cessation of any Severance Benefits shall be in addition to, and not as an alternative to, any other remedies at law or in equity available to EXACT, including the right to seek specific performance or an injunction.

9. Nothing in this Agreement is intended, or shall be construed, to restrict or otherwise limit EXACT’s right to terminate your employment with or without Cause and with or without notice. This letter is not a guarantee of continued employment, it being understood you are and continue to be employed at-will.

10. This Agreement (including Exhibit A hereto) sets forth the entire Agreement of the parties with respect to the subject matter hereof and expressly supersedes and replaces all prior commitments, agreements and understandings among the parties with respect to the subject matter hereof, including that certain Employee Retention Agreement by and between EXACT and you dated as of October 23, 2006, and that certain Executive Agreement by and between EXACT and you dated as of November 12, 2004.  This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to conflicts of laws principles.  This Agreement may not be changed orally.

Please indicate your acceptance of this Agreement by signing the enclosed copy of this letter and returning it to me.

Very truly yours,

/s/ Jeffrey R. Luber
Jeffrey R. Luber
President and Chief Executive Officer

Accepted and Agreed:

/s/ Charles R. Carelli, Jr.
Name:	Charles R. Carelli, Jr.
Title:	Senior Vice President, Chief Financial Officer,
Treasurer and Secretary

Exhibit A

General Release of Claims

In exchange for and as a condition to EXACT Sciences Corporation’s promises to me contained in the Employee Retention Agreement between EXACT Sciences Corporation and me (the “Agreement), I agree as follows:

I hereby irrevocably and unconditionally release, acquit and forever discharge EXACT Sciences Corporation, its predecessors, successors, affiliates, other related entities and assigns, and the directors, officers, employees, shareholders, and representatives of any of the foregoing, and any persons acting on behalf or through any of the foregoing (any and all of whom or which are hereinafter referred to as the “Company”), from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorney’s fees and costs actually incurred), of any nature whatsoever, known or unknown (collectively, “Claims”), that I now have, own, or hold, or claim to have, own, or hold, or that I at any time had, owned, or held, or claimed to have had, owned or held against the Company.  This general release of Claims includes, without implication of limitation, the complete release of all Claims of breach of express or implied contract, including, without limitation, all Claims arising from any employment offer letter from the Company; all Claims of wrongful termination of employment whether in contract or tort; all Claims based on actions or omissions leading to this General Release of Claims; all Claims of intentional, reckless, or negligent infliction of emotional distress; all Claims of breach of any express or implied covenant of employment, including the covenant of good faith and fair dealing; all Claims of interference with contractual or advantageous relations, whether those relations are prospective or existing; all Claims of deceit or misrepresentation; all Claims of discrimination under state or federal law, including, without implication of limitation, Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e  et seq., as amended, the Age Discrimination in Employment Act of 1967, 29 U.S.C. § 621 et seq., as amended, and Chapter 151B of the Massachusetts General Laws; all Claims of defamation or damage to reputation; all Claims for reinstatement; all Claims for punitive or emotional distress damages; all Claims for wages, bonuses, severance, back or front pay or other forms of compensation; and all Claims for attorney’s fees and costs.  This General Release of Claims shall not be construed to include a release of Claims that arise from the Company’s obligations under the Agreement.

I acknowledge that I have been advised to consult with an attorney before signing this General Release.

I further understand that I have been given an adequate opportunity, if I so desired, to consider this General Release for up to twenty-one (21) days before deciding whether to sign it.  If I signed this General Release before the expiration of that twenty-one (21) day period, I acknowledge that such decision was entirely voluntary.  I understand that for a period of seven (7) days after I execute this General Release I have the right to revoke it by a written notice to be received by the Secretary of the Company by the end of that period.  I also understand that this General Release shall not be effective or enforceable until the expiration of that period.

Notwithstanding the foregoing, I agree that nothing in this General Release of Claims is intended to affect any of my obligations that continue after the termination of my employment contained in the Agreement or in any written agreement entered into between the Company and myself with respect to confidentiality, ownership of inventions, non-competition and/or non-solicitation.

I represent and agree that I have carefully read and fully understand all of the provisions of this General Release and that I am voluntarily agreeing to such provisions.

[Name]

Date